CORNBREAD CBD, PBC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2021 AND 2020

CONTENTS



b | w

BOWDEN & WOOD

CERTIFIED PUBLIC ACCOUNTANTS

MARK A. SCHAEFFER, CPA
NICHOLAS M. SCHAEFER, CPA
BRIAN E. MOSS, CPA
PHILIP J. AMSHOFF, CPA
JOHN D. ERB, CPA
JESSICA N. ENGLER, CPA
JOSEPH J. O'CONNOR

ASSOCIATES
JUDY L. GIBSON, CPA
KIMBERLY M. STILLWELL, CPA
JOHN L. BUNTON, CPA

September 28, 2022

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders
Cornbread CBD, PBC
Louisville, Kentucky

We have reviewed the accompanying financial statements of Cornbread CBD, PBC (a Kentucky public benefit corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of income and shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Cornbread CBD, PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

304 MIDDLETOWN PARK PLACE
LOUISVILLE, KENTUCKY 40243-2555
(502) 583-0262
FAX (502) 583-0230
www.bowdenandwood.com

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not audited or reviewed such information and we do not express an opinion, a conclusion, nor provide any assurance on it.

Respectfully submitted,

Bowden & Wood

Bowden & Wood, PLLC
Certified Public Accountants

CORNBREAD CBD, PBC
BALANCE SHEETS
DECEMBER 31,

	2021	2020
ASSETS		
Current assets:		
Cash	$253 583	$401 142
Accounts receivable	6 409	3 948
Prepaid expenses and deposits	115 362	700
Inventory	181 657	35 514
Materials in process	-0-	30 125
Total current assets	557 011	471 429
Property and equipment, net (note B)	20 643	34 111
Other noncurrent assets:		
Amortization intangibles, net (note B)	30 796	31 009
Total other noncurrent assets	30 796	31 009
Total assets	608 450	536 549
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	9 748	-0-
Credit cards payable	40 125	23 948
Accrued expenses	1 013	-0-
Accrued wages payable	6 241	-0-
Accrued sales and use taxes	10 262	379
Provision for income taxes	175	175
Current portion of notes payable	624 954	630
Total current liabilities	692 518	25 132
Noncurrent liabilities:		
Notes payable (notes C and D)	98 763	446 441
Total noncurrent liabilities	98 763	446 441
Shareholders' equity (deficit):		
Common stock, no par value - 1,000,000 shares authorized, 755,727 shares issued and 71,928 outstanding	100 100	100 100
Convertible debt issuance costs (note D)	(25 728)	(25 728)
Treasury stock - 71,928 shares at cost	(100 000)	-0-
Accumulated deficit	(157 203)	(9 396)
Total shareholders' equity (deficit)	(182 831)	64 976
Total liabilities and shareholders' equity	608 450	536 549

See independent accountants' review report and notes to financial statements.

CORNBREAD CBD, PBC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
Sales	$1 855 863	$429 871
Cost of sales	609 590	177 363
Gross profit	1 246 273	252 508
Operating expenses	1 399 805	258 223
Operating loss	(153 532)	(5 715)
Other income (expenses):		
PPP loan forgiven	4 437	-0-
Grants	6 000	-0-
Interest expense	(2 048)	(991)
Amortization expense	(2 489)	(2 316)
Total other income (expense)	5 900	3 307
Loss before income taxes	(147 632)	(9 022)
Income tax expense	175	-0-
Net loss	(147 807)	(9 022)

See independent accountants' review report and notes to financial statements.

CORNBREAD CBD, PBC
STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31,

	Capital stock	Convertible debt issuance costs	Treasury stock	Accumulated deficit	Total
Balance, December 31, 2019	$100 100	$ -0-	$ -0-	$ (374)	$ 99 726
Convertible debt issuance costs	-0-	(25 728)	-0-	-0-	(25 728)
Net loss	-0-	-0-	-0-	(9 022)	(9 022)
Balance, December 31, 2020	100 100	(25 728)	-0-	(9 396)	64 976
Cost of 71,928 shares of common stock in treasury	-0-	-0-	(100 000)	-0-	(100 000)
Net loss	-0-	-0-	-0-	(147 807)	(147 807)
Balance, December 31, 2021	100 100	(25 728)	(100 000)	(157 203)	(182 831)

See independent accountants' review report and notes to financial statements.

5

CORNBREAD CBD, PBC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(147 807)	$ (9 022)
Adjustments to reconcile net loss to net cash		
(used) provided by operating activities:		
Depreciation and amortization	15 958	9 315
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(2 461)	6 053
Prepaid expenses and deposits	(114 662)	(700)
Inventories	(146 143)	17 156
Materials in process	30 125	(25 257)
Increase (decrease) in liabilities:		
Accounts payable	9 748	-0-
Credit cards payable	16 177	3 538
Accrued expenses	1 013	-0-
Accrued wages payable	6 241	-0-
Accrued sales and use taxes	9 883	262
Net cash (used) provided by operating activities	(321 928)	1 345
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	-0-	(38 819)
Purchase of organizational and start up costs	(2 277)	(3 849)
Net cash used by investing activities	(2 277)	(42 668)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	276 646	447 071
Payment of convertible debt issuance costs	-0-	(25 728)
Purchase of common stock to treasury	(100 000)	-0-
Net cash provided by financing activities	176 646	421 343
NET (DECREASE) INCREASE IN CASH	(147 559)	380 020
CASH AT BEGINNING OF YEAR	401 142	21 122
CASH AT END OF YEAR	253 583	401 142
SUPPLEMENTAL CASH FLOW DATA		
Interest paid	2 048	991
Income tax paid	175	-0-

See independent accountants' review report and notes to financial statements.

A   ACCOUNTING POLICIES

CORPORATE INFORMATION
Cornbread CBD, PBC ('the Company") is a corporation formed under the laws of the Commonwealth of Kentucky as a Public Benefit Corporation (B Corporation) with purpose to engage in the sale of hemp products and to provide a positive effect and make healthy and environmentally safe products.

NATURE OF OPERATIONS
The Company derives revenue from the formulation and resale of USDA organic CBD products across multiple distribution channels including retail and online sales.

BASIS OF PRESENTATION
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING
The Company expenses advertising costs as incurred. Advertising expense amounted to $1,026,622 and $170,688 for the years ended December 31, 2021 and 2020, respectively.

MAJOR SUPPLIER
Substantially all raw product and supplies are supported by purchases from two suppliers. These products however, are available from many other sources.

CASH AND CASH EQUIVALENTS
The Company considers monetary instruments with original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK
The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits.

ACCOUNTS RECEIVABLE
Accounts receivable consist of amounts billed to customers for inventory shipped or work completed for which payments has not yet been received. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. An allowance for doubtful accounts is not presented since management believes that all receivables are collectible.

Receivables balance at January 1, 2020 was $10,001.

A   ACCOUNTING POLICIES (continued)

INCOME TAXES
The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions.

The Company records uncertain tax positions on the basis of a two-step process in which: (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authorities.

The Company recognizes interest and penalties related to unrecognized tax positions as part of the income tax provision in the accompanying statements of income and statements of shareholders' equity (deficit) and includes accrued interest and penalties in income taxes payable in the balance sheets.

INVENTORY
The Company's inventory includes raw materials, supplies, and completed products that are held-for-sale. Management's experience suggests that losses due to obsolescence or spoilage to be immaterial. Therefore, no amount has been recognized as a reserve for losses in inventory. Inventory is stated at cost.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Invoices or other individual items that come under consideration for capitalization are generally expensed on a case-by-case basis in order to determine the appropriateness of capitalization or expensing the entire amount currently. Depreciation and amortization of property and equipment are computed by the straight- line method based upon the estimated useful lives of the assets. The cost and accumulated depreciation or amortization are removed from the accounts when assets are disposed of or retired and any resultant gains or losses are included in other income.

AMORTIZABLE INTANGIBLES
Amounts included in amortizable intangibles are startup and organizational costs. These costs are being amortized over a period of 15 years on a straight-line basis.

REVENUE RECOGNITION
Sales revenue is recognized upon shipment and of products. Allowances for sales returns and discounts are recorded as a component of net sales in the period the allowances are recognized.

B PROPERTY AND EQUIPMENT

Property, equipment and intangibles consisted of the following at December 31,

	2021	2020
Property and equipment	$41 463	$41 462
Accumulated depreciation	20 820	7 351
Property and equipment, net	20 643	34 111
Organizational and startup costs	37 335	35 059
Accumulated amortization	6 539	4 050
Amortizable intangibles, net	30 796	31 009
Depreciation expense	13 469	6 999
Amortization expense	2 489	2 316

C LONG-TERM DEBT

Notes payable consisted of the following at December 31,

	2021	2020
Convertible debt instruments, see note D for detail	$392 871	$392 871
Note payable to shareholder, see note D for detail	75 000	-0-
SBA EIDL loan, see note D for detail	55 846	54 200
Wayflyer loan, see note D for detail	200 000	-0-
Total notes payable	723 717	447 071
Less current maturities	(624 954)	(630)
Long term portion	98 763	446 441

Maturities of note payable due after one year are:

Year ended December 31,

2023	$26 155
2024	26 199
2025	1 245
2026	1 292
Thereafter	43 872
	98 763

D   NOTES PAYABLE

NOTE PAYABLE TO SHAREHOLDER
During 2021, the Company purchased from a shareholder 71,928 shares common stock placed in treasury, payable in four annual installments of $25,000 with the first payment beginning in 2021. A non-interest bearing promissory note has been issued for the portion of the amount unpaid and has been recorded as long-term debt as stated in note C. This loan is unsecured.

CONVERTIBLE DEBT INSTRUMENTS
During 2020, the Company entered into subordinated note purchase agreements with various investors, whereby the Company borrowed $392,871 and incurred issuance costs of $25,728. Proceeds received by the Company are in consideration for convertible promissory notes issued to the investors, whereby $4.71 invested is convertible to 1 unit of no par value common stock. The maturity dates are in 2022 and are non-interest bearing. The Company anticipates all notes will be converted in 2022 and has presented the issuance costs as a direct reduction of shareholder's equity on the balance sheet. The loans are unsecured.

EIDL LOAN
On June 9, 2020, the Company executed the standard loan documents required for securing a loan (the "EIDL loan") from the United States Small Business Administration ("the SBA") under its Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL loan is $54,000, with proceeds to be used for working capital purposes. Interest on the EIDL loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twenty-four months from the date of the EIDL loan in the amount of $265. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL loan, the Company executed the EIDL loan documents, which include the SBA Secured Disaster Loan Note, dated June 9, 2020, and the Security Agreement, dated June 9, 2020, each between the SBA and the Company. This loan is secured by the assets of the Company.

WAYFLYER LOAN
During 2021, the Company sold $206,500 of future trade receivables to Wayflyer, an unrelated entity with a discount of 3.25%, or $6,500. The Company has recognized the cash received and discount sold on the transfer as a secured borrowing (see note C). This note bears no interest and the transferee of the trade receivables has recourse only on future trade receivables.

E   EQUITY BASED COMPENSATION

In 2020, the Company adopted a shareholder subscription option plan for the purposes of attracting and retaining both qualified employees as well as board advisory members. Options issued under the plan vest at the rate of 50% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined using a value set by an independent appraiser.

E   EQUITY BASED COMPENSATION (continued)

The Company set the value per share for purposes of the Buy and Sell Agreement and for granting stock options at $0.70 per share effective in 2020.

During 2021, the Company redeemed stock under an agreement with one shareholder as separately stated on the Statements of Shareholders' Equity (Deficit) as "cost of shares of common stock in treasury". On May 11, 2021, the Company entered into a stock redemption agreement with a shareholder who owned 143,856 shares of common stock and has agreed to allow the Company to redeem 71,928 shares set price per share of $1.39.

The Company granted nonqualfied stock options to 2 employees, 1 angel investor, and 5 advisors during 2020 to purchase a total of 744,240 shares of stock at $0.70 per share, the value in effect when the options were authorized by the Company. There were no stock options granted during 2021.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2021 and 2020:

	Options Outstanding	Weighted Average Exercise Price
Options outstanding at January 1, 2020	-0-	$-0-
Granted during the year	744 240	0.70
Forfeited during the year	-0-	-0-
Exercised during the year	(143 856)	0.70
Options outstanding at December 31, 2020	600 384	0.70
Granted during the year	-0-	-0-
Forfeited during the year	-0-	-0-
Sold during the year	71 928	1.39
Options outstanding at December 31, 2021	672 312	0.77

As of the date of this report, all authorized options were vested and exercisable.

F   COMMITMENTS AND CONTINGENCIES

LEASE NOTE
In March 2020, the Company signed a month-to-month lease for warehouse space through July 2024 for monthly rent of $700. In 2021, this lease was terminated, and the Company moved to a new location. In April 2021, the Company signed a lease for warehouse space through July 2024 for monthly rent of $1,600. Rent expense was $11,500 and $7,102 for the years ended December 31, 2021 and 2020, respectively.

Future minimum lease payments are as follows for the years ending December 31:

2022	$19 200
2023	19 200
2024	11 200
	49 600

H   LOAN FORGIVENESS

In 2021, the Company received a $4,437 loan from a bank under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was to be forgiven to the extent loan proceeds were used for eligible expenses such as payroll and other expenses described in the CARES Act. The Company used the loan proceeds for qualifying expenses and the entire loan was forgiven in 2021.

I   RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *"Leases (Topic 842)."* This update includes a lease accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The update is effective for the Company beginning in January 2022. The Company would be required to record a "right of use" asset and a lease liability payable. The Company is currently evaluating the impact of this adoption.

J   COMMON STOCK - NO PAR VALUE

The Company has been authorized to issue 1,000,000 shares. At December 31, 2021 and 2020, 755,727 and 143,856 shares were issued and 71,928 and 143,856 were outstanding, respectively.

K   SUBSEQUENT EVENTS

The Wayflyer note payable for $200,000 as described in note D was paid in full in March 2022. An additional $169,650 was received from the Wayflyer platform in April 2022 and was subsequently paid in full in July 2022.

CORNBREAD CBD, PBC
NOTES TO FINANCIAL STATEMENTS (continued)

L   ADDITIONAL SUBSEQUENT EVENT NOTES

The Company intends to perform another crowd funding offering in 2022 for the purpose of raising operating capital.

In 2022, the Company issued 113,359 shares of Series Seed Preferred Stock to qualified investors. Net proceeds received from the Series Seed Preferred Stock issuance totaled approximately $900,000.

In 2022, the Company entered into a purchase agreement to acquire a supplier. As of the date of this report, the purchase agreement has not been finalized.

COVID-19 and its related economic impact on businesses of all sizes began prior to the Issuance of these financial statements. While it is too early to determine the full impact of COVID-19 and while no specific detrimental effects have been identified, management anticipates that there will be at least some negative impact on the financial condition of the Company. In response, management is monitoring staffing levels and other operational expenses as circumstances require.

Management has evaluated subsequent events through the date of this report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

CORNBREAD CBD, PBC
OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31,

	2021	2020
Advertising and marketing	$1 026 622	$170 688
Blog writing	-0-	7 732
Booth and event fees	-0-	1 401
Bank and processing fees	97 135	6 103
Uniforms	-0-	1 353
Equipment	-0-	584
Insurance	9 690	5 506
Legal and professional	20 527	4 384
Meals and entertainment	7 259	652
Office supplies	35 155	15 865
Commissions	152 136	21 298
Research and development	179	756
Taxes and licenses	27	3 188
Travel	5 407	558
Utilities	9 222	2 145
Website development	-0-	1 909
Depreciation expense	13 469	6 999
Rent	11 500	7 102
Contractors	8 066	-0-
Repairs and maintenance	175	-0-
Other operating expenses	3 236	-0-
Total	1 399 805	258 223

See independent accountants' review report.